METALLA REPORTS AUDITED FINANCIAL RESULTS FOR SEVEN MONTHS ENDED DECEMBER 31, 2020 AND PROVIDES ASSET UPDATES

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
March 26, 2021

Vancouver, Canada: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the seven months ended December 31, 2020. Metalla has also filed with the U.S. Securities and Exchange Commission (the "SEC") its SEC Annual Report on Form 40-F for the seven months ended December 31, 2020. The Form 40-F includes the Company's Annual Information Form, audited financial statements and management's discussion & analysis for the seven months ended December 31, 2020. For complete details of the consolidated financial statements and accompanying management's discussion and analysis for the seven months ended December 31, 2020, please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at http://www.metallaroyalty.com/.

Metalla shareholders may receive a hard copy of the Company's complete audited financial statements for the seven months ended December 31, 2020, free of charge, upon request. For further information please visit the Company website at https://www.metallaroyalty.com/financial-reports/.

Brett Heath, President, and CEO of Metalla, commented, "2020 represented another very successful year for Metalla shareholders. We completed a record of 7 transactions adding 18 high-quality accretive royalties. We added two producing assets with the Wharf and Higginsville royalties, two royalties that capture maximum optionality with Cortez and Fosterville, and more than a dozen others that provide growth, exploration upside, diversification, and further optionality. 2021 is already off to a great start with a record of 4 transactions completed in the first quarter, adding 5 development stage royalties with major counterparties capturing a significant amount of what we expect to be future organic growth. This year, we are excited to grow our business with the same disciplined and focused strategy that has made Metalla one of the top-performing royalty companies since its inception."

FINANCIAL HIGHLIGHTS

During the seven months ended December 31, 2020, and the subsequent period, the Company:

  increased the number of royalties and streams held to a total of 68 precious metal assets through the following notable transactions:
  acquired a net 1.0% Gross Value Return ("GVR") royalty interest on the operating Wharf mine ("Wharf") in South Dakota from third parties for total consideration of $1.0 million in cash and 899,201 common shares.  Wharf is operated by Coeur Mining, Inc. ("Coeur");
  acquired a 2.5% GVR royalty on the northern and southern extensions of Kirkland Lake Gold Ltd.'s ("Kirkland Lake Gold") operating Fosterville mine ("Fosterville") in Victoria, Australia, from NuEnergy Gas Limited for total consideration of A$2.0 million in cash and 467,730 common shares;
  acquired a 27.5% Price Participation Royalty ("PPR") on Karora Resources Inc.'s ("Karora") operating Higginsville Gold Operations ("Higginsville") in Higginsville, Australia, from the Morgan Stanley Capital Group Inc. for total consideration of 828,331 common shares. The royalty is a 27.5% price participation royalty interest on the difference between the London PM fix gold price and A$1,340/oz on the first 2,500 ounces per quarter until a cumulative total of 34,000 ounces of gold has been delivered to Metalla;
  acquired a 1.0% Net Smelter Return ("NSR") royalty on Minera Alamos Inc.'s La Fortuna project ("La Fortuna") from Alamos Gold Inc. ("Alamos Gold"). As part of the Company's acquisition of a royalty portfolio from Alamos Gold announced in April 2019, the Company acquired an option to acquire the La Fortuna royalty, upon completion of satisfactory due diligence, for a deposit of $0.4 million in common shares of the Company.  The option allowed the Company to complete the acquisition for an additional $0.6 million in cash, which was paid on October 22, 2020 in full satisfaction of the acquisition price;
  completed a purchase agreement to acquire 100% of the issued and outstanding shares of Genesis Gold Corporation ("Genesis") and Geological Services Inc. ("GSI"), two privately held Utah Corporations for total consideration of $1.0 million and 401,875 common shares.  Geologic and GSI hold a portfolio of eleven royalties in Nevada and Utah;

  acquired an existing 0.45% NSR royalty on Agnico Eagle Mines Ltd.'s ("Agnico") Amalgamated Kirkland property ("AK Property") in its Kirkland Lake project, and an existing 0.45% NSR royalty on Kirkland Lake Gold's North Amalgamated Kirkland property ("North AK Property") at its Macassa mine, from private third parties for total consideration of C$0.7 million in cash;
  acquired an existing 0.5% NSR royalty on Barrick Gold Corp.'s Del Carmen project ("Del Carmen"), which is part of the 9Moz Au Alturas-Del Carmen project in the prolific El Indio belt in the San Juan province of Argentina, from Coin Hodl Inc. for a total consideration of C$1.6 million in cash;
  acquired an existing 0.75% GVR royalty on Eldorado Gold Corp.'s 2Moz Au Tocantinzinho project ("Tocantinzinho") located in the prolific Tapajos district in the State of Para in northern Brazil, from Sailfish Royalty Corp. for a total consideration of $9.0 million in cash, of which $6.0 million was paid upon closing and the remaining $3.0 million is payable 60 days after closing; and
  acquired an existing 1%-2% NSR royalty on OZ Minerals 1.7Moz Au CentroGold (Gurupi) project ("CentroGold") located in the State of Maranhão in northern Brazil, from Jaguar Mining Inc. for total consideration of $7.0 million in cash and with additional potential payments of up to $11.0 million in shares and cash subject to the completion of certain milestones.

  to December 31, 2020, the Company had distributed 282,700 common shares under the ATM Program at an average price of $10.58 per share for gross proceeds of $3.0 million.  As at the date of this MD&A, the Company had distributed a total of 1,301,593 common shares under the ATM program for gross proceeds of $12.9 million;

  was added to the VanEck Vectors Junior Gold Miners ETF (NYSE: GDXJ) (the "GDXJ"), U.S. Global GO GOLD and Precious Metal Miners ETF (NYSE Arca: GOAU), and the ETFMG Prime Junior Silver Miners ETF (NYSE Arca: SILJ);

  received or accrued payments on 1,404 (May 31, 2020 - 1,989) attributable gold equivalent ounces at an average realized price of $1,784 (May 31, 2020 - $1,589) and average cash cost of $18 (May 31, 2020 - $607) per attributable gold equivalent oz. (see non-IFRS Financial Measures);
  generated operating cash margin of $1,766 (May 31, 2020 - $983) per attributable gold equivalent ounce from the Wharf, Joaquin, COSE, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), the Higginsville derivative royalty asset, and other royalty interests (see non-IFRS Financial Measures);

  recognized revenue from royalty and stream interests, including fixed royalty payments, of $1.3 million (May 31, 2020 - $2.8 million), net loss of $4.7 million (May 31, 2020 - $4.4 million), and adjusted EBITDA of negative $1.0 million (May 31, 2020 - negative $1.5 million) (see non-IFRS Financial Measures);
  completed a secondary public offering for Coeur for a total of 3,910,000 common shares of the Company previously held, at a price of $5.30 per common share for gross proceeds of $20.7 million (the "Secondary Offering").  The net proceeds of the Secondary Offering were paid directly to Coeur; and
  completed an amendment of the convertible loan facility with Beedie Capital ("Beedie") in August 2020 whereby Beedie converted C$6.0 million of the C$7.0 million initial advance at C$5.56 per share for a total of 1,079,136 shares. The Company drew down the remaining C$5.0 million from the original loan facility with a revised conversion price of C$9.90 per share and Beedie made an additional C$20.0 million available to the Company to fund future acquisitions.  In October 2020, Beedie converted the remaining C$1.0 million of the initial advance at C$5.56 per share for a total of 179,856 common shares. In March 2021, Beedie converted the C$5.0 million outstanding at C$9.90 per share for a total of 505,050 common shares and the Company drew down an additional C$5.0 million from the amended loan facility with a conversion price of C$14.30 per share, in accordance with the terms of the amended loan facility. Following the three conversions and the additional drawdowns the Company has a total of C$5.0 million outstanding and C$15.0 million available on standby under the amended loan facility as at the date of this press release.

ASSET UPDATES

Santa Gertrudis

On February 11, 2021, Agnico announced an updated mineral resource estimate for Santa Gertrudis with an Indicated resource of 111 Koz gold and 816 Koz silver (5,778 Kt at 0.6 g/t gold and 4.39 g/t silver) and inferred resource of 1,625 Koz gold and 7,715 Koz silver (27,671 Kt at 1.83 g/t gold and 8.67 g/t silver).

In the same quarter, in its February 11, 2021 news release, Agnico released drill results at the Amelia deposit in the Trinidad Trend that were not captured in the updated resource estimate. Several holes intersected known structures as well as new structures, notable intercepts include 5.7 g/t gold and 10 g/t silver over 33 meters, 4.8 g/t gold and 3 g/t silver over 4.2 meters and 2.8 g/t gold and 12 g/t silver over 12.4 metres. Drilling focused at Espiritu Santo in the Trinidad Trend showed that mineralization remains open at depth with highlight intercepts of 3.9 g/t gold and 36 g/t silver over 10.5 metres and 5.5 g/t gold and 16 g/t silver over 10.1 metres.

In the El Toro Trend, south of the Trinidad trend, drilling demonstrated higher grades below the mineral resource and suggested the presence of a potential feeder zone at depth similar to Amelia. Notable intercepts include 3.4 g/t gold and 1 g/t silver over 7.2 metres and 3.6 g/t gold and 2 g/t silver over 18 metres.

Southwest of the Amelia Deposit, shallow high-grade intercepts at the Santa Teresa Zone have refreshed the potential for the presence of larger structures controlling higher-grade mineralization to the west. Significant surface intercepts at Santa Teresa include 2.1 g/t gold and 47 g/t silver over 4.5 metres, 4 g/t gold and 4 g/t silver over 5.1 metres and 3.9 g/t gold and 10 g/t silver over 7.5 metres.

In the February 11, 2021 press release Agnico announced it expects to spend $11.0 million on 30,000 metres of drilling at Santa Gertrudis that will be focused on expanding the mineral resource, testing extensions of high-grade structures such as the Amelia deposit, exploring new targets and completing metallurgical test work. An updated mineral reserve and resource estimate and an updated preliminary economic assessment are expected in 2021.

Metalla holds a 2.0% NSR on Santa Gertrudis subject to Agnico’s right to buy back 1% for $7.5 million.

Wharf Royalty

On February 17, 2021, Coeur reported in a Form 8-K news release, that Wharf produced 93,056 ounces of gold at 0.84 g/t during 2020, meeting the production guidance range of 85 - 95 Koz that was revised upward during the year. Notably, second half gold production increased 31% from the first half of 2020. Activities during the year included general maintenance capital projects at Wharf and exploration drilling at the Richmond Hill target. Coeur has guided 85 - 95 Koz gold for 2021 production and expects to complete an infill program spending $5-8 million focused on the southern edge of the existing resources at Wharf, called Portland Ridge.

Coeur experienced a productive exploration program at Wharf in 2020 with a strong resource and reserve estimate released February 17, 2021. The Company released an updated reserve estimate of 720 Koz of gold, an additional 605 Koz of gold in the M&I mineral resource category and 67 Koz of gold in the inferred mineral resource category at the operation.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Higginsville Royalty

On January 19 and March 19, 2021, Karora announced in a news release the production of 99,249 ounces of gold from its Higginsville and Beta Hunt operations in Western Australia, exceeding the top end of 2020 production guidance of 90-95 Koz. Karora has guided 2021 Higginsville and Beta Hunt production to amount to 105-115Koz of gold with an increase of the exploration budget of A$20 million to be allocated across Higginsville, Beta Hunt, and Spargos.

On Dec 16, 2020 Karora declared a Mineral Reserve estimate of 17,752 Kt at 1.5 g/t for 845 Koz gold with a measured and indicated mineral resource estimate of 29,994 Kt at 1.5 g/t for 1,466 Koz gold at the Higginsville operation.

Metalla holds a 27.5% PPR royalty interest on the difference between the London PM fix gold price and A$1,340/oz on the first 2.5 Koz per quarter until a cumulative total of 34.0 Koz of gold at the Higginsville operation have been delivered. As at December 31, 2020, 4.1 Koz have been delivered.

COSE & Joaquin Royalties

In its Management's Discussion & Analysis for the year ended December 31, 2020, Pan American Silver Corp. ("Pan American") guided that silver production (including Manantial Espejo) is forecast to be between 3.18 and 3.46 Moz in 2021, which is between 25% and 36% higher than the 2.55 Moz produced in 2020. Gold production in 2021 is forecast to be between 33.2 -35.3 Koz, which is 46% higher for gold than production in 2020 using the midpoint of guidance. The expected increase reflects higher anticipated throughput, particularly from the higher grade COSE and Joaquin operations, as the operating restrictions related to COVID-19 diminish during the year.

Metalla holds an NSR royalty of 1.5% and 2.0% on COSE and Joaquin mines, respectively.

New Luika Silver Stream

On March 2, 2021, Shanta Gold Limited ("Shanta") announced 2020 production met guidance for a total of 82,979 oz of gold production and 92,323 oz of silver production. During the year, Shanta completed upgrades to the processing plant to increase plant throughput, Shanta noted the plant throughput for 2020 achieved an all-time company record of 712Kt. 2021 production guidance has been set at approximately 80 Koz of gold. On January 20, 2021, Shanta reported ore reserves of 3,980 Kt at 2.98 g/t for 382 Koz gold and resources exclusive of Reserves of 6,379 Kt at 2.27 g/t for 464 Koz gold. On December 16, 2020, Shanta announced a new discovery on New Luika called Porcupine South, a JORC resource is expected on this new discovery later in 2021.

Metalla holds a 15% interest in Silverback Ltd. whose sole business is receipt and distribution of a silver stream on New Luika at an ongoing cost of 10% of the spot silver price.

Endeavor Silver Stream

After decades of successful operation, the operator of the Endeavor Mine, located in Cobar, Australia, CBH Resources Limited ("CBH") suspended mining operations at the Endeavor Mine in December 2019 and placed it into care and maintenance. In October 2020, CBH announced they have entered into a farm-in agreement with Sandfire Resources Ltd. ("Sandfire") whereby Sandfire may earn-in up to a 100% interest in the Endeavor mine and surrounding exploration tenements. In a press release dated October 27, 2020, Sandfire disclosed that it will bring its technical exploration and geological expertise to the project, with a focus on exploration within the surrounding tenement package aimed at making new discoveries which could leverage off the existing infrastructure. On February 25, 2021, Sandfire reported diamond drilling was conducted during Q4 2020 to provide DHEM survey platforms targeting potential extensions to the Endeavor mine's mineralization.

Metalla has the right to buy 100% of the silver production up to 20 million ounces (12.6 million ounces remaining under the contract for delivery) from the Endeavor Mine for an operating cost contribution of $1.00 per ounce of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price in excess of $7.00 per oz.

Wasamac

On January 21, 2021, Yamana Gold Inc. ("Yamana") completed the acquisition of the Wasamac property and Camflo property and began advancing its Wasamac development plans.  On February 11, 2021, Yamana further provided plans on the Wasamac project outlining the potential for significant future exploration success and mineral resource conversion with the deposit remaining open along strike and open at depth. Yamana will be commencing an exploration and infill drilling campaign and other studies to refine and expand upon the potential of Wasamac. Yamana has guided towards a production start date in 2025.

Metalla holds a 1.5% NSR on the Wasamac project subject to a buy back of 0.5% for C$7.5 million.

Beaufor Mine

On January 28, 2021, Monarch Mining Corporation ("Monarch") announced an updated resource estimate for the Beaufor mine. As of December 31, 2020, the Beaufor mine contained a M&I mineral resource estimate of 431Kt at 6.68 g/t for 92.7 Koz of gold and an inferred resource estimate of 134 Kt at 6.96 g/t for 30.1 Koz of gold. Monarch Mining will continue its exploration plan to grow the mineral resource with the ultimate plan to restart gold production within 8 to 14 months.

Metalla holds a 1.0% NSR on the Beaufor mine once Monarch has produced 100 Koz of gold. To date, approximately 27.3 Koz of gold have been produced from the property.

El Realito

Agnico in its February 11, 2021, press release provided production guidance for the La India mine where the El Realito deposit is included in the reserve estimate. Production guidance for 2021, 2022 and 2023 is 77 Koz, 75Koz and 42.5Koz, respectively. Agnico also stated its intentions to complete a 20,000 metre drill program budgeted at $4 million focused on the extensions of the El Realito deposit and extensions to the Chipriona deposit. On October 28, 2020, Agnico reported drilling was focused on the oxide and sulphide portions at El Realito. Drilling in the shallow oxides continued to confirm mineral resources and improved geological understanding of the deposit and its feeder structures, while deeper drilling expanded the sulphide mineralization at depth.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4 million.

Garrison

On January 14, 2021, Moneta Porcupine Inc. ("Moneta") completed the acquisition of the Garrison project from O3 Mining, amalgamating the projects that are within two kilometers under one company that now boasts a global resource of 8.4 Moz of gold. Moneta's acquisition came weeks after O3 Mining released an updated preliminary economic assessment study of the Garrison project on December 14, 2020. The study outlined a 12-year mine plan producing 121 Koz of gold per year for the first 8 years with a 33% internal rate of return at $1,450/oz gold. In conjunction with the acquisition, Moneta completed an oversubscribed C$22.6 million financing which will assist in funding its 70,000m program slated for 2021.

Metalla holds a 2% NSR Royalty on the Garrison project.

Fosterville

On March 18, 2021, Kirkland Lake Gold announced drilling is expected to commence in April on the southern extension of the Fosterville mining lease, with up to four diamond drill rigs in the area operating for 24 hours a day. Exploration will be focused on discovery of mineralized systems extending from the Harrier and Daley's hill ore bodies and previously unidentified gold mineralization in the southern portion of the lease. In addition, Kirkland Lake Gold plans to conduct a regional Airborne Gravity Survey to identify corridors host to prospective mineralization in March/early April in a large area south of the mining lease. On February 25, 2021, Kirkland Lake Gold announced fiscal year 2020 exploration totalled a COVID-19 reduced budget of $57.8 million for a total of 117,848 metres of surface and underground drilling at Fosterville. It reported that underground drilling during the fourth quarter continued to target the Harrier and Cygnet zones, as well at the Lower Phoenix System. 2021 expenditures at Fosterville are expected to be in the range of $85 - $95 million where drilling will continue to focus on Mineral Reserve and Mineral Resource replacement and identifying new high-grade zones, including Harrier, Lower Phoenix and Cygnet.

Metalla holds a 2.5% GVR royalty on the northern and southern sections of the Fosterville mining lease, which is not currently in production. Metalla had decided to reclassify this royalty as a Gross Value Return Royalty after confirming this royalty allows for no deductions.

Big Springs

On January 18, 2021 and January 25, 2021, Anova Metals Limited ("Anova") announced high grade drill results at the Big Springs project confirming and extending mineral resources. Significant intercepts include 3.96 g/t over 10.85 metres, 15.83 g/t over 5.49 metres, and 3.98 g/t gold over 4.54 metres. 2021 exploration will continue to aggressively focus on extensions to high grade mineralization at Big Springs.

Metalla holds a 2.0% NSR royalty on the Big Springs project.

Fifteen Mile Stream

St. Barbara Mining Limited ("St. Barbara") announced in its February 17, 2021, half year report that an updated Environmental Impact Statement for the Fifteen Mile Stream project was submitted to the local authorities and has guided to a 2024 production start date.

Metalla holds a 1.0% NSR Royalty on the Fifteen Mile Stream project with a further 3.0% NSR royalty covering the Plenty deposit (Plenty is subject to a 2% buy back for C$1.5 million).

Hoyle Pond Extension

As of the end of 2020, approximately 9.5 Koz of gold were produced from mineral claims subject to Metalla's royalty and total reserves of 269 Kt of 11.4 g/t for 98.3 Koz of gold and measured, indicated, and inferred resources of 82.4 Kt at 7.7 g/t for 20.2 Koz of gold. Drilling is expected to continue in 2021 with a budget of 5,000-10,000 metres on the extension.

Metalla owns a 2.0% NSR royalty payable by Newmont Corporation on the Hoyle Pond Extension, located on claims that are beneath the Kidd metallurgical complex and immediately adjacent to the east and northeast of the Hoyle Pond mine complex. There is a 500,000 oz. gold exemption on the leased mining rights.

Green Springs

Upon completion of the 2020 drill program, Contact Gold Corp. ("Contact") announced several drill highlights from drilling at the Green Springs project. In a news release dated November 16, 2020, drill highlights from the Echo zone included 2.18 g/t gold over 28.9 metres. In a news release dated November 23, 2020, drilling at the Zulu zone intersected 1.14 g/t gold over 25.9 metres. In a news release dated January 12, 2021, drilling at the Echo zone intercepted 2.24 g/t gold over 35 metres and 1.49 g/t gold over 17.68 metres. In a news release dated January 26, 2021, drilling at the Bravo zone returned 10.7 g/t over 4.57 metres and 1.23 g/t gold over 17 metres. Further, in a news release dated February 9, 2021, drilling intersected 1.45 g/t over 39 metres at the Alpha Zone. Lastly, Contact announced on February 23, 2021 drilling at the Charlie zone returned 2.34 g/t gold over 33 metres.  On March 9, 2021, Contact announced the start of the 2021 drill program at Green Springs.

Metalla holds a 2.0% NSR Royalty on Green Springs.

Redhill

On February 18, 2021, NuLegacy Gold Corporation ("NuLegacy") announced they intersected significant gold mineralization at the Rift Anticline prospect. Significant intercepts included 1.6 g/t gold over 16.8 metres and 1.1 g/t gold over 13.9 metres. NuLegacy will begin drilling the remaining 12 or 13 holes at the Rift Anticline in March 2021.

Metalla holds a 1.5% GOR royalty on the Red Hill project.

Aureus East

In a news release dated March 1, 2021, Aurelius Minerals Inc. ("Aurelius") reported assay results from underground drilling at Aureus East of 11.7 g/t gold over 10.5 metres, 5.8 g/t gold over 16.5 metres and 14 g/t gold over 9.6 metres. On January 14, 2021, Aurelius reported high grade results of 109.5 g/t gold over 1.62 metres and 8.08 g/t gold over 16.5 metres. Over the reminder of 2021, Aurelius will continue to drill its 10,000 metres drill program at the Aureus East project.

Metalla holds a 1.0% NSR royalty on the Aureus East project.

Fortuity 89

On March 9, 2021, Discovery Harbour Resources Corp. announced it had entered an option and earn-in agreement with Newcrest Mining Ltd. ("Newcrest") on the Fortuity 89 property which is located four kilometres west of the Caldera property near Tonopah, Nevada. The option and earn-in agreement provide for Newcrest to earn up to 75% of the project for total expenditures of $31.5 million and the completion of a positive preliminary economic assessment. Fortuity 89 is an early stage epithermal gold target characterized by a strongly altered outcrop surrounded by a large gravel plain.

Metalla holds a 1.0% NSR royalty on the Fortuity 89 project.

Edwards

On December 17, 2020, Alamos Gold acquired Trillium Mining Corp. ("Trillium") for C$25 million in cash. Trillium held the Edwards mine and the surrounding land package, along strike from its Island Gold deposit. The acquisition of the Edwards Gold Mine and the surrounding land will allow for Alamos Gold to apply a systematic, district scale approach to exploration on the greenstone belt. Alamos Gold has allocated a 25,000 metre drill program to the regional land package in 2021.

Metalla holds a 1.25% NSR Royalty on the Edwards mine.

OUTLOOK

Primary sources of cash flows from royalties and streams for 2021 are expected to be Wharf, Higginsville, Joaquin, COSE, and NLGM. In 2021, the Company expects 2,200 to 3,200 attributable gold equivalent ounces(1). Similar to 2020, the Company expects gold equivalent ounces to be weighted towards the second half of the year.

(1) For the methodology used to calculated attributable gold equivalent ounces see the Non-IFRS Financial Measures section of the Company MD&A for the seven months ended December 31, 2020.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a QP as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email:  info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Measures

The items marked above are alternative performance measures and readers should refer to non-international financial reporting standards ("IFRS") financial measures in the Company's Management's Discussion and Analysis for the seven months ended December 31, 2020 as filed on SEDAR and as available on the Company's website for further details. Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS including (a) average cash cost per attributable gold equivalent ounce, (b) average realized price per attributable gold ounce, (c) operating cash margin per attributable gold equivalent ounce, which is based on the two preceding measures, and (d) adjusted EBITDA. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC")  applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "does not expect", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements and information include, but are not limited to the future scaling of Metalla's business; the potential for the properties on which Metalla's holds royalty interests to have exploration success and be advanced towards production; the satisfaction of future payment obligations by Metalla; the future availability of funds pursuant to the Beedie convertible loan facility; the future conversion of funds drawn down by Metalla under the Beedie convertible loan facility; the completion by property owners of announced drilling programs; the completion by property owners of announced capital expenditure programs; the mineral reserve estimates relating to the properties on which Metalla holds a royalty or streaming interest; the anticipated production at Higginsville and Beta Hunt; the amount and allocation of the exploration budget at Higginsville, Beta Hunt and Spargos; the forecasted silver and gold production at COSE and Joaquin; diminishing operating restrictions related to COVID-19; the potential for a JORC resource on New Luika; the future earn-in by Sandfire of a 100% interest in the Endeavor project and surrounding exploration tenements; the potential for Sandfire to bring its technical exploration and geological expertise to the Endeavor project; the potential to expand the mineral resource at Santa Gertrudis; the potential for an updated mineral reserve and preliminary economic assessment at Santa Gertrudis being delivered in 2021; the potential for future exploration success and mineral resource conversion at Wasamac; the future production start date at Wasamac; the future exploration plan and the future restart of gold production at the Beaufor Mine; the future completion of the drilling program at El Realito; the anticipated 2024 production start date of the Fifteen Mile Stream Project; the future earn-in by Newcrest of a 75% interest in the Fortuity 89 project; the future sources of cash flows from royalties in 2021; the amount of attributable gold equivalent ounces that the Company expects to receive in 2021 and their anticipated timing; the potential for Metalla to be a leading gold and silver company for the next commodities cycle; Metalla's future plans and objectives; future expectations regarding the royalties and streams of Metalla; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty; the mineral reserves and resource estimates for the Santa Gertrudis gold property and other properties with respect to which the Company has or proposes to acquire an interest; future gold and silver prices; other potential developments relating to, or achievements by the counterparties for Metalla's stream and royalty agreements, and with respect to the mines and other properties in which Metalla has, or may acquire, a stream or royalty interest; and estimates of future production, costs and other financial or economic measures.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: changes in commodity prices; lack of control over mining operations; exchange rates; delays in or failure to receive payments; delays in construction; delays in the sale of the mines; third party reporting; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, partner operators, the Company and others to such pandemic or other issues; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent Annual Information Form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.